

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 4, 2012

<u>Via U.S. Mail</u>
Mr. Jonathan D. Rich
Chief Executive Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710

     Re: **Berry Plastics Group, Inc.**
           Pre-effective Amendment 2 to Registration Statement on Form S-1
           Filed May 30, 2012
           File No. 333-180294

Dear Mr. Rich:

     We reviewed the filing and have the comments below.

<u>Summary of Historical Consolidated Financial Data, page 9</u>

1. Please note that once you provide the completed pro forma financial information, we may have further comment.

<u>Dilution, page 29</u>

2. Please provide us your calculation of net tangible book deficit per share of common stock as of March 31, 2012. In this regard, it appears as though you are using the number of shares issued as of March 31, 2012 rather than the number of shares outstanding as of March 31, 2012.

You may contact Tracey Houser Smith at (202) 551-3736 or Alfred P. Pavot, Jr. at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

Cc: Via E-mail
Mr. Jeffrey D. Thompson
Executive Vice President and Chief Legal Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710

Via E-mail
Andrew J. Nussbaum, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019